328 - 550 Burrard Street

Vancouver, BC  V6C 2B5

P: 604-899-5450

F: 604-484-4710

News Release	No. 10-182 January 14, 2010

Platinum Group Reports 2010 First Quarter Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE.AMEX) (“Platinum Group”) announces the publication of the Company’s financial results for the three months ending November 30, 2009. For more details of the November 30, 2009 financial statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

The Company’s cash position at November 30, 2009 was $32 million. All amounts herein are reported in Canadian dollars unless otherwise specified. The Company also held marketable securities at the period end with a market value of $3 million.

During fiscal 2009 the Company completed an agreement to increase its effective interest in its core assets, Project 1 and 3 of the Western Bushveld Joint Venture (“WBJV”) in South Africa. Platinum Group will hold a 74% interest in the large scale and high grade Platinum Group Metals reserves and resources hosted by Projects 1 and 3 under agreements ready to close subject to final title transfers which are now in process. An updated feasibility study was completed in October 2009 on the more advanced Project 1, scheduling for a 275,000 ounce per year, 22 year life mine operation.

The Company is actively assessing several strategic alternatives in order to maximize shareholder value from its projects in South Africa. The alternatives include building the Project 1 platinum mine using conventional debt and equity, hedging some of the project in a partnership or transaction involving a minority of the metal flow, or the sale of the Company.

In 2008 the Company entered an option agreement for its War Springs property, located on the North Limb of the Bushveld Complex in South Africa, with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”). JOGMEC can earn a 35% project interest by spending US$10 million. The joint venture is in its second year with total investment by JOGMEC approximately $1,500,590 to November 30, 2009. At the end of the period an amount of $295,636 was due from JOGMEC for project costs and this amount was subsequently received. Drilling is planned to continue in January 2010.

During 2009 the company was granted prospecting rights for a new 118 square kilometre area, north of the known North Limb of the Bushveld Complex. This project, known as Waterberg, has also been optioned to JOGMEC. JOGMEC can earn a 37% interest in the project by funding $3.2M in exploration expenditures over 4 years. Platinum Group will hold a 37% interest and a private South African BEE firm will hold a 26% interest. Platinum Group will carry out the exploration work and a $250,000 program will commence shortly.

Initial surface exploration, mapping and soil sampling in 2009 has indicated that the right layers for the Merensky and UG2 reefs cross the Company’s large land position adjoining the Xstrata Eland Mine. Drilling plans are now in progress funded by Sable Platinum and operated by Platinum Group. Sable can earn a 51% in the project for 42M rand or approximately US$5.0M (8R/US$). Sable is a private South African company headed by platinum analyst Rene Hochreiter and mining financier, James Allan.

Accounts receivable including amounts from joint venture partners at November 30, 2009 totalled $1,857,118 while accounts payable amounted to $1,358,423. Accounts receivable were comprised primarily of value added taxes repayable to the Company in Canada and in South Africa. Accounts payable included accrued professional fees of approximately $168,000, accrued strategic advisory and consulting fees of approximately $210,000, exploration and drilling costs of approximately $550,000 while the balance related to ongoing work, administration and regular trade payables.

Total global exploration and engineering expenditures for the Company’s account, including the Company’s share of WBJV expenditures during the three month period, totaled $179,961 (2008 - $465,331). Of this amount $168,265 was for development and exploration on the WBJV (2008 - $387,566) and $11,696 was for other exploration (2008 - $77,765). Total WBJV expenditures during the period by all WBJV partners amounted to $389,737 (2008 - $747,694).

The Company’s gain for the period ended November 30, 2009 amounted to $592,253 or $0.01 per share as compared to a loss of $2.1 million or $(0.03) per share for the comparative period in fiscal 2009. On November 6, 2009 pursuant to an agreement between West Timmins Mining Inc. and Lakeshore Gold Corp., the Company exchanged its 800,001 shares in West Timmins Mining Inc. for shares in Lakeshore Gold Corp. at a share exchange rate of 1 West Timmins share to each 0.73 share of Lake Shore Gold. In accordance with GAAP a gain of $2,100,080 has been realized on the transaction. Subsequent to the end of the period the Company sold its holding of 584,000 shares of Lake Shore Gold Corp. for net proceeds of $2,304,160.

The results for the quarter also include $137,600 as a non-cash charge for Stock Based Compensation ($802,409 at November 30, 2008). Before the non-cash charge for Stock Based Compensation general overhead and administration costs for the period amounted to $1,225,233 ($1,288,136 for November 30, 2008). Professional fees of $203,130 (November 30, 2008 - $276,586) and Management and Consulting fees of $260,365 (November 30, 2008 - $321,725) were less than in the comparative period due to payments to third party legal, strategic and tax advisors involved with the reorganization and rationalization of the WBJV and with the Company’s strategic initiatives. The amount of salaries and benefits expensed in the period remained constant, $364,891 at November 30, 2008 and $370,556 at period end. Net interest income earned amounted to $35,444 ($102 for November 30, 2008).

Subsequent to the end of the period the Company purchased Rand 94,890,511 at a rate of 7.3 Rand to each Canadian dollar for a total cost of $13.0 million. Of the proceeds Rand 6.0 million was used for operations in South Africa and the balance was placed in an interest bearing account with Standard Bank. The Company has begun to accumulate a cash position in Rand in preparation for settlement of an equalization payment due to Anglo Platinum under the terms of the transaction described above whereby the Company will acquire 74% of Projects 1 and 3 of the WBJV.

The general outlook for the year ahead is positive as precious metals and equity markets have improved from the previous year. The Company will be actively considering its options for the WBJV in the next quarter and will be actively conducting exploration funded largely by partners.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations.

On behalf of the Board of

Platinum Group Metals Ltd.

“Frank R. Hallam”

Chief Financial Officer and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.